Energy XXI Gulf Coast, Inc.
1021 Main, Suite 2626
Houston, Texas 77002

March 22, 2017

By EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-216340) of Energy XXI Gulf Coast, Inc.

Dear Mr. Schwall:

On behalf of Energy XXI Gulf Coast, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on March 23, 2017, or as soon thereafter as practicable.

Should the Commission have any questions or comments, please call Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI GULF COAST, INC.

By:	/s/ Michael S. Reddin
Name: Title:	Michael S. Reddin Interim Chief Executive Officer

Signature Page to Acceleration Request